Market Commentary

June 8, 2023

The S&P 500 Index stayed range-bound during May but broke modestly higher into June on a signed federal debt ceiling and spending agreement. Equity leadership during the month remained limited to a handful of mega-cap technology stocks with high Index weightings, which concealed broader market weakness. Excluding the returns of seven stocks (Alphabet, Amazon, Apple, Meta, Microsoft, Nvidia, and Tesla), we estimate the rest of the S&P 500 tumbled -3.4 percent on a market-cap-weighted basis in May. In addition, only 23 percent of S&P 500 constituents outperformed the overall Index in May, the lowest percentage since at least 1985 (the first year we have that metric).

The consumer inflation report on June 13 and the Federal Reserve's monetary policy decision on June 14 are the financial markets' next major tests. While core inflation has remained stubbornly "sticky," leading indicators suggest that shelter and core services will soon turn disinflationary and begin to push overall growth rates downward sequentially and year over year. Fed fund futures imply a 65 percent probability that the Federal Reserve will hold interest rates steady in June and hike by 25 basis points in July.

Our base case is for a relatively mild U.S. recession starting later this year, followed by modest economic expansion restrained by limited policy support, heightened geopolitical tensions, and shifting demographics. Be that as it may, rising automation and artificial intelligence deployment hold great promise for productivity gains and economic growth intermediate to longer term.

For our latest full *Global Investment Outlook & Strategy Update*, download the *.pdf document*.

Why the Federal Reserve should cut interest rates

March 21, 2023

Too much fiscal stimulus ($6.3 trillion) combined with widespread global lockdowns disrupted the fragile economic balance. Too much stimulus hampered a recovery by reducing the percentage of the population willing/needing to work which fueled labor shortage induced inflation.

A fiscal solution was needed to solve this core source of supply-shortage-related inflation. Specifically, legislation that focused on incentivizing people to work and for businesses to hire those that have been out of the workforce.

In the absence of a fiscal solution, the Federal Reserve took it upon itself to attack inflation. However, the Fed uses monetary tools geared toward impacting the demand side of inflation.

Unfortunately, the Federal Reserve was the last to recognize inflation was more than just transitory. So instead of raising rates slowly and ceasing printing trillions of dollars when the economy first reopened, the Fed didn't begin raising rates until a year ago after year-over-year inflation had surpassed 7%.

– *View the Full Article*

2023 Investment Seminars

The Sit Mutual Funds investment seminar series is back for the Summer of 2023. The series will include seminars on:

- Money, Investing and the Pursuit of Happiness
- Essential Terms, Documents and Laws to Know for Those Age 50 and Older
- Financial Psychology 101

For more details on the seminars and how to sign up, visit the *2023 Investment Seminar page*.

The Case for Dividend Growth Investing

Until recently, dividend-based strategies have lagged the market for several years primarily due to a combination of unprecedented outperformance from high "long duration" non-dividend paying growth stocks and the lagging performance of the defensive cohort within the dividend paying universe. Going forward, we believe there are several catalysts for sustained outperformance of dividend-paying stocks. Short term catalysts include continued market volatility and the risk of a recession. Long-term catalysts likely include more subdued market returns given the probability of prolonged sluggish economic growth, geopolitical risks, and somewhat higher inflation.

- *Case for Dividend Growth Investing Presentation*

Capital Gains Distributions

Click here for 2022 capital gain distributions. Contact your tax advisor regarding the use of this information. Please contact an investor services representative at 800-332-5580 or *info@sitinvest.com* if any questions.